Exhibit 99.1

6 May 2024

Metals Acquisition limited ANNOUNCES REDEMPTION OF public and private PLACEMENT WARRANTS

ST. HELIER, Jersey – (BUSINESS WIRE) – Metals Acquisition Limited (NYSE: MTAL; ASX: MAC)

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”) today announced that it will redeem all of its outstanding Public Warrants (as defined below) and Private Placement Warrants (as defined below) to purchase ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”) that remain outstanding at 5:00 p.m. New York City time on June 5, 2024 (the “Redemption Date”) for a redemption price of $0.10 per Warrant.

Key Points

Redemption of the Public Warrants (as defined below) and Private Placement Warrants (as defined below) is another step by the Company towards its stated goal of creating a simplified capital structure and balance sheet.

The redemption will also remove any uncertainty regarding dilution which may result from the exercise of Warrants (as defined below) in the future.

Warrant holders can elect to do any of the following:

•	Exercise their Warrants for $11.50 per Warrant and receive one Ordinary Share for each Warrant.

•	Surrender the Warrants on a cashless basis and receive a fraction of an Ordinary Share (capped at 0.361 Ordinary Shares per Warrant) per Warrant, in accordance with the Warrant make whole provisions set out in the Warrant Agreement (as defined below), as discussed below.

•	Take no action in which case the Company will redeem each Warrant at a redemption price of $0.10 per Warrant.

Full Details

The Warrants include (i) the outstanding public warrants (the “Public Warrants”) issued under the Warrant Agreement, dated as of July 28, 2021, between Metals Acquisition Corp (“Old MAC”) and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which were originally issued as part of the units sold in Old MAC’s initial public offering (the “IPO”) and converted into warrants to purchase Ordinary Shares in connection with the business combination between Old MAC and the Company (the “Business Combination”), for a redemption price of $0.10 per Public Warrant (the “Redemption Price”) and (ii) the outstanding private placement warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”) to purchase Ordinary Shares that were issued by the Company in (a) a private placement transaction in connection with the Business Combination under the Sponsor Letter Agreement, dated as of July 28, 2021, by and between Old MAC and Green Mountain Metals LLC (the “Sponsor”) and (b) the conversion of the 2022 Sponsor Convertible Note, dated April 13, 2022, under which the Sponsor exercised its option to convert an outstanding loan amount into Private Placement Warrants. The Public Warrants are listed on the New York Stock Exchange.

The Warrant Agreement provides that the Company is entitled to redeem all of the outstanding Public Warrants at the redemption price of $0.10 per Public Warrant where: (i) the last reported sales price of the Ordinary Shares for any twenty trading days within the thirty trading-day period ending on the third trading day prior to the date on which notice of the redemption is given (the “Reference Value”) equals or exceeds $10.00 per share, and (ii) if the Reference Value is less than $18.00 per share, the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. The Reference Value currently equals or exceeds $10.00 per share and is less than $18.00 per share, such that the Company is entitled to call the Warrants for redemption. At the direction of the Company, Georgeson LLC (the “Information Agent”) has delivered today a notice of redemption (the “Notice of Redemption”) to each of the registered holders of the outstanding Warrants.

Deadline for Warrant Exercise

At any time after the Notice of Redemption has been delivered and prior to 5:00 p.m. New York City time on the Redemption Date, the Warrants may be: (1) exercised by the Warrant holders for cash, at an exercise price of $11.50 per Ordinary Share (the “Cash Exercise Price”), or (2) surrendered by the Warrant holders on a “cashless basis”, in which case the surrendering holder will receive a number of Ordinary Shares determined in accordance with the terms of the Warrant Agreement and based on: (i) the Redemption Date, and (ii) the volume-weighted average price of the Ordinary Shares during the ten trading days immediately following the date on which this notice of redemption is sent to registered holders of Warrants (the “Redemption Fair Market Value”). The Company will provide holders notice of the Redemption Fair Market Value no later than one business day after such ten-day trading period ends, May 21, 2024). In no event will the number of Ordinary Shares issued in connection with a surrender on a cashless basis exceed 0.361 Ordinary Shares per Warrant.

Exercise Procedures

Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants.

Persons who are holders of record of their Warrants may exercise their Warrants by sending a properly completed and executed “Election to Purchase” (attached to the Notice of Redemption) to the Continental Stock Transfer & Trust Company’s (the “Warrant Agent”) address below or at the following link https://cstt.citrixdata.com/r-r5a49e878c1214da29db4149e1a6093fa, indicating, among of things, the number of Warrants being exercised and that whether such Warrants are being exercised for cash or surrendered on a cashless basis.

If holders of Warrants are exercising for cash, please send payment in full of the Cash Exercise Price (and any and all applicable taxes) via wire transfer or other method of payment permitted by the Warrant Agreement. If you wish to wire funds to the Warrant Agent, please contact the Warrant Agent via email at Tenders+MetalsAcqWTS@continentalstock.com or phone 800-509-5586 for wire instructions. For certified check and bank draft payable, please send to the Warrant Agent at:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, NY 10004-1571
Attention: Compliance Department

Termination of Warrant Rights

Any Warrants that have not been exercised for cash or on a cashless basis immediately prior to 5:00 p.m. New York City time on the Redemption Date (being June 5, 2024) will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

Prospectus

The Ordinary Shares underlying the Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F-1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-276216). The SEC maintains an Internet website that contains a copy of the prospectus included in the registration statement at www.sec.gov. Alternatively, you can obtain a copy of this prospectus on the Investor Relations section of the Company’s website, at https://metalsacquisition.com/overview/default.aspx.

We understand from the New York Stock Exchange (the “NYSE”) that June 4, 2024, the trading day prior to the Redemption Date, will be the last day on which the Public Warrants will be traded on the NYSE.

Rationale for Redeeming the Warrants

The Company has decided to redeem the Warrants for a number of commercial reasons, including that the redemption:

•	removes any uncertainty regarding any dilution which may result from the exercise of Warrants in the future;

•	simplifies the financial statements of the Company and reduces the compliance burden and cost by removing the fair value non-cash adjustments that are currently reflected;

•	may result in additional liquidity on the NYSE and the Australian Securities Exchange (ASX) due to the issuance of additional Ordinary Shares (including Ordinary Shares which are represented by CHESS depositary interests (CDIs) on the ASX);

•	provides additional free float which will assist the Company with inclusion in various indices; and

•	simplifies the capital structure of the Company as, following completion of the redemption, the capital structure of the Company will consist entirely of Ordinary Shares other than the 3,187,500 outstanding warrants exercisable at $12.50 per share that were issued in connection with the Company’s mezzanine financing during the year ended December 2023.

The table below sets out the impact of the Warrant redemption on the share capital and cash position of the Company as well as the dilution to the holders of Ordinary Shares (including Ordinary Shares which are represented by CDIs on the ASX):

	Assuming 100% cashless exercise by Warrant holders		Assuming 100% exercise for cash by Warrant holders
Ordinary Share price on NYSE as at close of trade on May 3, 2024 (last practicable date before announcement of redemption)	$12.85		$12.85
Number of Ordinary Shares to be issued upon redemption of each Warrant	0.2984	*	1
Aggregate number of Ordinary Shares to be issued upon redemption of the Warrants	4,586,995	*	15,373,564
Cash received upon redemption of Warrants	-		$176,795,986
Dilution to existing issued Ordinary Shares (%)	6.2	%*	18.1%

*Figure indicative only and subject to change upon determination of actual Redemption Fair Market Value. Current indicative figure based on Ordinary Share price on NYSE as at close of trade on May 3, 2024, being the last practicable date before announcement of the redemption.

Important Notice

This press release does not and will not constitute an offer to sell, or the solicitation of an offer to buy, the Warrants, the Ordinary Shares, or any other securities, nor will there be any sale of the Warrants, the Ordinary Shares or any such other securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

Any holder of Warrants receiving a Notice of Redemption should consult with its financial adviser, tax adviser and/or legal adviser to the extent it has any questions relating to its specific circumstances.

Additional Information

Additional information regarding this announcement may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission.

Any questions you may have about redemption and exercising your Warrants may be directed to the Information Agent, at:

1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers

U.S. toll free call center: 866-920-8291

Holders outside the U.S.: 781-262-8912

Australian call center: 1300 265 182 and 03 9415 4055

***

-ENDS-

This announcement is authorized for release by the Board of Directors.

Contacts Mick McMullen Chief Executive Officer & Director Metals Acquisition Limited. investors@metalsacqcorp.com	Morne Engelbrecht Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Forward Looking Statements

This press release includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.